SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 15)*

COOLSAVINGS, INC. (F/K/A COOLSAVINGS.COM INC.)

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

216485 10 2

(CUSIP Number)

Guy R. Friddell, III

Executive Vice President and General Counsel

Landmark Communications, Inc.

150 W. Brambleton Ave.

Norfolk, VA 23510-2075

(757) 446-2660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 216485 10 2	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Communications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,935[1] 8 SHARED VOTING POWER 239,072,147[1] 9 SOLE DISPOSITIVE POWER 3,935[1] 10 SHARED DISPOSITIVE POWER 239,072,147[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,076,082[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

[1]	See Items 3 through 6 of this Statement (as defined below).

CUSIP No. 216485 10 2	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark NV-C Ventures Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 239,072,147[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 239,072,147[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,072,147[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%[2]
14	TYPE OF REPORTING PERSON CO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon the exercise by Landmark Communications, Inc. of its right to acquire 3,935 shares of CoolSavings, Inc. Common Stock pursuant to the Warrant (as defined below). If all of such reserved shares of Common Stock were to be issued, Landmark NV-C Ventures Group, Inc. would beneficially own 99.9% of the total outstanding Common Stock.

CUSIP No. 216485 10 2	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 239,072,147[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 239,072,147[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,072,147[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%[2]
14	TYPE OF REPORTING PERSON OO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon the exercise by Landmark Communications, Inc. of its right to acquire 3,935 shares of CoolSavings, Inc. Common Stock pursuant to the Warrant (as defined below). If all of such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 99.9% of the total outstanding Common Stock.

Introductory Note

This Amendment No. 15 (as defined herein) is being filed by Landmark Communications, Inc. (“Landmark”), Landmark NV-C Ventures Group, Inc. (“NV-C Ventures”) and Landmark Ventures VII, LLC (“Ventures” and, together with Landmark and NV-C Ventures, the “Reporting Persons”) to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement.

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the first two sentences and inserting the following:

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) relates to shares of Common Stock, with $0.001 par value per share (the “Common Stock”), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the “Issuer”). This amendment amends the initial statement on Schedule 13D filed on August 9, 2001 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed on November 30, 2001, Amendment No. 2 to Schedule 13D filed on December 28, 2001, Amendment No. 3 to Schedule 13D filed on April 19, 2002, Amendment No. 4 to Schedule 13D filed on October 31, 2002, Amendment No. 5 to Schedule 13D filed on December 20, 2002, Amendment No. 6 to Schedule 13D filed on May 21, 2003, Amendment No. 7 to Schedule 13D filed on November 4, 2003, Amendment No. 8 to Schedule 13D filed on November 22, 2004, Amendment No. 9 to Schedule 13D filed on May 17, 2005, Amendment No. 10 to Schedule 13D filed on May 19, 2005, Amendment No. 11 to Schedule 13D filed on September 13, 2005, Amendment No. 12 to Schedule 13D filed on September 15, 2005, Amendment No. 13 to Schedule 13D filed on September 30, 2005 and Amendment No. 14 to Schedule 13D filed on November 23, 2005 (the “Amended Statement” and, collectively with this Amendment No. 15, the “Statement”).

CSAV Holdings, Inc., a wholly owned subsidiary of Ventures and a Reporting Person under Amendment No. 14 to Schedule 13D filed on November 23, 2005 (“Holdings”), was merged out of existence on December 15, 2005 pursuant to the merger described in Item 3 below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by inserting the following at the end of Item 3:

On December 15, 2005, pursuant to the Stock Purchase Agreement, Landmark consummated the purchase of the Shares from the Selling Stockholders. Immediately after the consummation of the purchase of the Shares and also on December 15, 2005, Ventures exercised its option to convert all 187,031,675 of its outstanding shares of Series B Preferred Stock of the Issuer into 187,031,675 shares of Common Stock. Immediately after the consummation of the conversion and also on December 15, 2005, Landmark and Ventures contributed all of their shares of Common Stock and Series C Preferred Stock of the Issuer to Holdings. Upon consummation of the contribution, Holdings owned approximately 91.7% of the Common Stock and approximately 95.1% of the Series C Preferred Stock. Immediately after the consummation of the contribution and also on December 15, 2005, Holdings was merged with and into the Issuer with the Issuer being the surviving corporation in the merger (the “Merger”), which Merger became effective at 4:00 p.m. Wilmington, Delaware time, on December 15, 2005. Upon consummation of the Merger, (i) all shares of Common Stock and Series C Preferred Stock of the Issuer (other than shares held by Holdings and the unaffiliated public stockholders, if any, who properly exercise their dissenters’ statutory appraisal rights under the DGCL) were converted into the right to receive $0.80 for each share of Common Stock and Series C Preferred Stock of the Issuer, and (ii) all outstanding shares of Holdings common stock held by Ventures as the sole stockholder were converted into a number of shares of Common Stock and Series C Preferred Stock of the Issuer equal to the number of shares of Common Stock and Series C Preferred Stock of the Issuer held by Holdings immediately prior to the Merger. Landmark, Ventures and NV-C Ventures each currently beneficially own 100% of the Common Stock and Series C Preferred Stock of the Issuer. Holdings and the Series B Preferred Stock of the Issuer no longer exist.

Except as otherwise described above, the source of funds for the above transactions was the working capital of the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by inserting the following at the end of Item 4:

As described in Item 3, the Reporting Persons consummated the Rule 13e-3 transaction on December 15, 2005. As a result of the Rule 13e-3 transaction, Ventures owns 100% of the issued and outstanding shares of the Issuer’s stock, and at the close of business on December 15, 2005 the Issuer has filed a Form 15 with the SEC certifying that its Common Stock is held of record by less than 300 persons. Accordingly, because the Issuer is no longer a reporting company under the Act, its shares of Common Stock are no longer eligible to be quoted on the OTC Bulletin Board.

Item 5. Interest in Securities of the Issuer.

Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a) Landmark may be deemed to have beneficial ownership over 239,076,082 shares of Common Stock through (i) its ownership of the Warrant (as defined below), and (ii) its indirect ownership of and control over Ventures, which owns 12,132,976 shares of Series C Preferred Stock and 226,939,171 shares of Common Stock of the Issuer.

NV-C Ventures may be deemed to have beneficial ownership over 239,072,147 shares of Common Stock through its ownership of and control over Ventures, which owns 12,132,976 shares of Series C Preferred Stock and 226,939,171 shares of Common Stock of the Issuer.

If (i) Landmark exercised its right to acquire 3,935 shares of Common Stock pursuant to the Warrant and (ii) Landmark were to cause the conversion of the shares of Series C Preferred Stock owned by Ventures into 12,132,976 shares of Common Stock, Landmark, NV-C Ventures and Ventures would each beneficially own, for the purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, 100.0% of the Issuer.

Except as disclosed in this Item 5(a), as of the date hereof, none of the Reporting Persons beneficially owns, nor, to the best of their knowledge, do any of their directors or executive officers beneficially own, any shares of Common Stock.

Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

(b) Landmark owns a warrant (the “Warrant”) which entitles it to purchase 3,935 shares of Common Stock from the Issuer. If the Warrant were exercised, Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock. Ventures owns 12,132,976 shares of Series C Preferred Stock and 226,939,171 shares of Common Stock, over which the Reporting Persons may be deemed to share voting and/or dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following at the end of Item 6:

In connection with the consummation of the acquisition of the Shares from the Selling Stockholders, as described in Item 3, the Side Agreement and Shareholders Agreement were terminated effective December 15, 2005.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2005	LANDMARK COMMUNICATIONS, INC.

	By:	/s/ Guy R. Friddell, III
	Name:	Guy R. Friddell, III
	Title:	Executive Vice President and
General Counsel

Dated: December 15, 2005	LANDMARK NV-C VENTURES GROUP, INC.

	By:	/s/ Guy R. Friddell, III
	Name:	Guy R. Friddell, III
	Title:	Vice President

Dated: December 15, 2005	LANDMARK VENTURES VII, LLC

	By:	/s/ Guy R. Friddell, III
	Name:	Guy R. Friddell, III
	Title:	Vice President